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                                                                     EXHIBIT 1.3


                              [CHINA MOBILE LOGO]

                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                                  ANNOUNCEMENT

The Board of Director of China Mobile (Hong Kong) Limited (the "Company") announces that as Mr. Leung Kam Chung, Antony will be taking up the key post of Financial Secretary of the Government of the Hong Kong Special Administrative Region, he will resign from his posts as an independent non-executive director, member of the Audit Committee and the Remuneration Committee of the Board of the Company with effect from 10 April 2001. The Board takes this opportunity to acknowledge the contributions of Mr. Leung to the Company with the highest regard and deepest gratitude.

The Board is pleased to announce that Dr. Lo Ka Shui has been appointed as an independent non-executive director and member of the Audit Committee, the Remuneration Committee and the Nomination Committee of the Board of the Company with effect from 10 April 2001.

Dr. Lo Ka Shui, age 54, is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited, as well as an independent non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Shanghai Industrial Holdings Limited. Dr. Lo is also a director of Hong Kong Exchanges and Clearing Limited, the chairman of the Listing Committee of the Growth Enterprise Market, a Vice President of the Real Estate Developers Association of Hong Kong, a member of the Council of Advisors on Innovation and Technology and the chairman of the Hospital Authority. Dr. Lo has many years of commercial management experience and the Company believes that Dr. Lo's extensive experience and valuable expertise will be of great benefit to the Company.

The Company takes this opportunity to welcome Dr. Lo Ka Shui as a member of the Board.


                                                      By order of the Board
                                                China Mobile (Hong Kong) Limited
                                                          WANG XIAOCHU
                                                            Chairman


9 April 2001, Hong Kong